ETF SERIES SOLUTIONS

Fee Waiver Agreement

July 16, 2018

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions, a Delaware statutory trust (the “Trust”), on behalf of the ClearShares OCIO ETF (“OCIO”), a series of the Trust, and ClearShares, LLC (the “Adviser”), OCIO’s investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement dated April 27, 2017, as amended, with the Trust (the “Advisory Agreement”), pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to OCIO and the ClearShares Ultra-Short Maturity ETF (“OPER”), another series of the Trust (each of OCIO and OPER, a “Fund”); and

WHEREAS, pursuant to the Advisory Agreement, the Adviser is paid a management fee (the “Management Fee”) by each Fund based on its average daily net assets; and

WHEREAS, OCIO, in accordance with its investment objective and restrictions, as specified in its prospectus, may invest a portion of its assets in OPER; and

WHEREAS, the Adviser seeks to avoid receiving duplicative Management Fees with respect to net assets of OCIO invested in OPER;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.         FEE WAIVER. The Adviser agrees to each day waive the OCIO Management Fee as applied to the net assets of OCIO invested in OPER (the “Waiver”).

2.         TERM. The Waiver shall remain in effect until at least September 30, 2019, unless sooner terminated as provided herein.

3.        TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination.

4.         ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.         SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.         GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

Fee Waiver Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

ETF SERIES SOLUTIONS	CLEARSHARES, LLC
on behalf of the ClearShares OCIO ETF

/s/ Michael D. Barolsky	By: /s/ Thomas Deegan
Michael D. Barolsky	Name: Thomas Deegan
Vice President
Title: Director

Fee Waiver Agreement